RECEIVED FEB 25 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 213

05037215

SECURIT... ...MISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-17359 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stonegate Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 Sherry Lane, Suite 410
(No. and Street)

| Dallas | Texas | 75225 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Curcio (214) 987-4121
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06/02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Scott R. Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonegate Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Mary Louise Curcio

Notary Public

MARY LOUISE CURCIO
NOTARY PUBLIC
State of Texas
Comm. Exp. 07-05-2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STONEGATE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

STONEGATE SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Stonegate Securities, Inc.

We have audited the accompanying statement of financial condition of Stonegate Securities, Inc., as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonegate Securities Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 28, 2005

STONEGATE SECURITIES, INC.
Statement of Financial Condition
December 31, 2004

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 300,852 |
| Receivable from brokers and dealers | 100,000 |
| Receivable from others | 49,829 |
| Investments | 5,250 |
| Due from Parent | 111,502 |
| Other assets | 2,500 |
| | $ 569,933 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued liabilities | $ 46,819 |
| | 46,819 |
| **Stockholders' equity** | |
| Common stock | 1,000 |
| Additional paid-in capital | 308,500 |
| Retained earnings | 213,614 |
| Total stockholders' equity | 523,114 |
| | $ 569,933 |

The accompanying notes are an integral part of these financial statements.

STONEGATE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2004

| | |
|---|---|
| **Revenues** | |
| Securities commissions | $ 125,760 |
| Investment banking | 3,870,033 |
| Interest income | 4,161 |
| | 3,999,954 |
| **Expenses** | |
| Compensation | 1,291,318 |
| Commissions and clearance paid to all other brokers | 53,620 |
| Communications | 64,080 |
| Interest expense | 556 |
| Occupancy and equipment costs | 164,490 |
| Promotional | 98,083 |
| Regulatory fees and expenses | 22,246 |
| Other expenses | 2,377,914 |
| | 4,072,307 |
| Net loss before income taxes | (72,353) |
| Benefit for federal and state income taxes | 4,880 |
| Net loss | $ (67,473) |

The accompanying notes are an integral part of these financial statements.

STONEGATE SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

| | Common Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2003 | 1,000 | $ 1,000 | $ 308,500 | $ 281,087 | $ 590,587 |
| Net loss | | | | (67,473) | (67,473) |
| Balances at December 31, 2004 | 1,000 | $ 1,000 | $ 308,500 | $ 213,614 | $ 523,114 |

The accompanying notes are an integral part of these financial statements.

STONEGATE SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2004

| | | |
|---|---|---|
| Subordinated liabilities at December 31, 2003 | $ | -0- |
| Increases | | -0- |
| Decreases | | -0- |
| Subordinated liabilities at December 31, 2004 | $ | -0- |

The accompanying notes are an integral part of these financial statements.

STONEGATE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (67,473) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | |
| Change in assets and liabilities: | |
| Increase in receivable from others | (39,220) |
| Decrease in receivable from brokers and dealers | 1,663 |
| Increase in securities and investments | (5,250) |
| Decrease in accounts payable and accrued liabilities | (319) |
| Decrease in deferred state income tax benefit | 20,480 |
| Increase in due from Parent | (58,015) |
| Increase in other assets | (2,500) |
| Net cash provided (used) by operating activities | (150,634) |
| **Cash flows from investing activities** | |
| Net cash provided (used) by investing activities | -0- |
| **Cash flows from financing activities** | |
| Net cash provided (used) by financing activities | -0- |
| Net decrease in cash and cash equivalents | (150,634) |
| Cash and cash equivalents at beginning of year | 451,486 |
| Cash and cash equivalents at end of year | $ 300,852 |

**Supplemental Disclosures of Cash Flow Information**

| | |
|---|---|
| **Cash paid during the year for** | |
| Income taxes | $ -0- |
| Interest | $ 556 |

The accompanying notes are an integral part of these financial statements.

Note 1 - Accounting Policies

Stonegate Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). Most of the Company's revenues are derived from investment banking services to public companies.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

Substantially all of the Company's business is conducted with customers located in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 1 - Accounting Policies

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of approximately $351,973 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Capital Stock

There are 200,000 shares of cumulative preferred stock, $10.00 par value, authorized and unissued and 800,000 shares of common stock, $1.00 par value, authorized with 1,000 issued and outstanding.

Note 5 - Profit Sharing Plan

The Company has a profit sharing plan with 401(k) provisions covering all eligible employees, as defined, with a specified period of service. The Company's contribution is discretionary with the Board of Directors, and the plan may be amended or terminated at any time. The Company made no contribution to the plan for the year ended December 31, 2004.

Note 6 - Concentration Risk

The Company during the year had concentration of credit risk arising from cash deposits with banks in excess of Federally insured limits.

Note 7 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting Federal provision or benefit for income taxes is recorded as receivable from or payable to Parent. The provision (benefit) for income tax is as follows:

| | Federal | State | Total |
|---|---|---|---|
| Current | $ (25,360) | $ (3,174) | $ (28,534) |
| Deferred | -0- | 23,654 | 23,654 |
| | $ (25,360) | $ 20,480 | $ (4,880) |

The Company has a state net operating loss carryforward of approximately $525,644 that is available to reduce future taxable income.

During 2004, the Company determined the valuation of benefit associated with this loss to be negligible resulting in a valuation loss of $23,654.

Note 9 - Lease Commitments

The Company has entered into a long-term lease commitment for office space. The aggregate future minimum rentals under this operating lease agreement are as follows:

| Year Ending December 31, | |
|---|---|
| 2005 | $ 152,963 |
| 2006 | 153,466 |
| 2007 | 156,485 |

Note 9 - Lease Commitments, continued

| | |
|---|---|
| 2008 | 159,504 |
| 2009 | 162,523 |
| 2010 | 27,171 |
| | $ 812,112 |

Rental expense charged to operations for the year ended December 31, 2004 was $164,286 and is reflected in occupancy and equipment costs.

Note 10 - Related Party Transactions

The Company is provided equipment and general and administrative services by Parent. The total expense related to these costs and services for the year was $1,880,103 and is included in other expenses. The net amount due from Parent, at December 31, 2004 was $111,502 which was mostly related to federal income tax benefits.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2004

**Schedule I**

STONEGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

## NET CAPITAL

| | | |
|---|---|---|
| Total ownership equity qualified for net capital | | $ 523,114 |
| Add: | | |
| Other deductions or allowable credits | | -0- |
| Total capital and allowable subordinated liabilities | | 523,114 |
| Deductions and/or charges | | |
| Receivable from others | $ 49,829 | |
| Investments | 5,250 | |
| Due from Parent | 111,502 | |
| Other assets | 2,500 | (169,081) |
| Net capital before haircuts on securities positions | | 354,033 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | |
| Trading and investing securities: | | |
| Other securities | | (2,060) |
| Net capital | | $ 351,973 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition | |
| Accounts payable and accrued liabilities | $ 46,819 |
| Total aggregate indebtedness | $ 46,819 |

**Schedule I (continued)**

STONEGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 3,121 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 100,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 100,000 |
| Net capital in excess of required minimum | $ 251,973 |
| Excess net capital at 1000% | $ 347,291 |
| Ratio: Aggregate indebtedness to net capital | .13 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

**Schedule II**

STONEGATE SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: First Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

as of

December 31, 2004

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Stonegate Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stonegate Securities, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 28, 2005